ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 19, 2019	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

SSGA Funds (the “Trust” or the “Registrant”) (Registration Nos. 033-19229 and 811-05430) Amendment Number 159 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on October 29, 2019, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street S&P 500 Index Fund (the “Fund”), a series of the Trust, that Ms. Ashley Vroman-Lee of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a filing under Rule 485(b) of the 1933 Act on or about December 20, 2019 containing its Prospectus and SAI that will be become automatically effective on or about December 30, 2019.

General Comment

1.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Fund acknowledges the comment.

Prospectus Comments

2.

Please confirm supplementally that the Adviser is not permitted to recoup any fees waived or expenses reimbursed in connection with the expense cap described in footnote 3 to the fee table. If the Adviser is permitted to recoup any such amounts, please disclose this arrangement and the recoupment period. The Staff’s position is that the recoupment period may not exceed 3 years.

Response: There is no recoupment arrangement at present in connection with the expense cap described in footnote 3 to the fee table.

3.	Footnote 4 to the fee table describes a 1 basis point administration fee waiver. Where is that waiver shown in the fee table and what is the duration of the waiver?

Response: The 1 basis point waiver is included in the row captioned “Less Fee Waivers and/or Expense Reimbursements.” The Fund has revised the footnote as follows:

SSGA FM has contractually agreed to waive 0.01% of its administration fee. This waiver may not be terminated or modified except with the approval of the Fund’s Board of Trustees and shall continue until at least December 31, 2020.

4.	Please revise the expense example lead in to say, “…and then sell or hold all of your Fund Shares…” since there is no redemption fee or sales charge.

Response: The requested change has been made.

5.

When discussing use of derivatives or synthetic instruments for satisfying the Fund’s 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test not an exposure-based test, and therefore should be based on marked-to-market value, not notional exposure.

Response: For purposes of determining compliance with its policy that, under normal market conditions, the Fund will not invest less than 80% of its total assets in stocks in the Index, the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its investment policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

6.	Please add a row to the fee table for acquired fund fees and expenses if such amounts exceed 1 basis point.

Response: The Fund supplementally confirms that acquired fund fees and expenses did not exceed 1 basis point for the relevant time period.

7.

In the “Principal Risks of Investing in the Fund” section of the Prospectus, we note that the risks are presented in alphabetical order. Please re-order the risks so that the most significant risks to the Fund are presented most prominently. See “ADI 2019-08 - Improving Principal Risks Disclosure.”

Response: The Fund has changed the order of its risk disclosure.

8.	Please tailor the “Derivatives Risk” disclosure to the derivatives in which the Fund invests with greater detail in Item 9 and a summary thereof in Item 4.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

9.

The principal risks section contains a “Technology Sector Risk” that appears to be linked to following disclosure in the principal investment strategy section that refers to the information technology sector. “As of October 31, 2019, a significant portion of the Fund comprised companies in the information technology sector, although this may change from time to time.” Please use consistent terminology in the principal investment strategy and principal risk sections.

Response: The requested change has been made. The Fund has revised Technology Sector Risk as follows:

Information Technology Sector Risk. Market or economic factors impacting information technology companies ~~and companies that rely heavily on technological advances~~ could have a major effect on the value of the Fund’s investments. The value of stocks of information technology companies ~~and companies that rely heavily on technology~~ is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. ~~Technology~~ Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the information technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

10.

In the disclosure titled “Unconstrained Sector Risk,” please confirm which sectors or industries are relevant. Please confirm that the term “substantial portion” is less than 25% of the Fund’s assets in each sector or industry.

Response: The Fund notes that it may invest in stocks in any market industry or sector consistent with its fundamental concentration policy and its principal investment strategy of seeking to track the performance of the Index. The Fund does not have an investment strategy to focus its investments in any particular industry or sector, but may have a significant amount of its assets invested in stocks in a single or small number of industries or sectors depending on the composition of the Index. The Fund’s industry and sector distribution may change over time as the Index may change. For this reason, the Fund does not believe that any specific industry or sector should be discussed in “Unconstrained Sector Risk.”

11.	Please supplementally explain the meaning of the following sentence: “Historical performance does not reflect changes to the fund’s principal investment strategy made on or about December 18, 2015.”

Response: The sentence in question has been deleted. It was included erroneously in the prospectus.

12.	In the Item 5 disclosure, please clarify whether the named portfolio managers are primarily and jointly responsible for managing the Fund.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

13.

The Fund’s Item 9 disclosure appears to be a identical to the Item 4 disclosure. Please revise the disclosure so that Item 4 is a summary of a more robust version of the disclosure contained in Item 9. See Division of Investment Management’s Guidance Update 2014-08.

Response: The Fund does not intend to make any changes in response to this comment. The Fund has reviewed IM Guidance Update No. 2014-08 and believes that its Form N-1A Item 4 and Item 9 disclosure is consistent with the requirements of Form N-1A.

14.	Please add disclosure about when the Index is rebalanced and reconstituted.

Response: The requested change has been made. The Fund has revised its disclosure under Fund Objectives, Strategies and Risks – Other Investment Considerations and Risks as follows:

Comparison Index. The S&P 500 measures the performance of the large-cap segment of the market, is comprised of the stocks of 500 industry-leading companies and is considered to be a proxy of the U.S. equity stock market in general. The S&P 500 is unmanaged and does not reflect the actual cost of investing in the instruments that compose the Index. Additionally, the returns of the S&P 500 do not reflect the effect of fees, expenses and taxes. The Index’s components are reconstituted and rebalanced quarterly.

15.	Will the Fund invest in contingent convertible securities (“CoCos”)? If so, the Staff may have further comments.

Response: The Fund does not currently intend to invest in CoCos. The Fund notes that it is an index Fund that seeks to track the performance of the Index.

16.

The Fund identifies geopolitical risks generally in its principal risk disclosure. Please consider whether additional detail should be added related to any particular geopolitical risks, such as those relating to the United Kingdom.

Response: The Fund has revised Market Disruption and Geopolitical Risk to add the following disclosure: “At a referendum in June 2016, the United Kingdom (the “U.K.”) voted to leave the European Union (“E.U.”) thereby initiating the British exit from the E.U. (commonly known as “Brexit”). As of the date of this Prospectus, Brexit has not yet been consummated and there remains uncertainty as to what political and economic arrangements between the U.K. and the E.U. will prevail post-Brexit. The impact of Brexit on the U.K. and European economies and the broader global economy could be significant, resulting in negative impacts on currency and financial markets generally, such as increased volatility and illiquidity, and potentially lower economic growth in markets in the U.K., Europe and globally, which may adversely affect the value of the Funds’ investments.”

17.	The Fund currently identifies “Money Market Risk” as a principal risk. Please consider whether that is a principal risk for this Fund.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time. The Fund notes that “Money Market Risk” is Item 9 disclosure.

SAI Comments

18.

Each of Fundamental Investment Restrictions 1-6 includes the language “to the extent consistent with applicable law from time to time.” Please describe the extent to which the Fund may invest consistent with applicable law with respect to these policies.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

19.

Fundamental Investment Restriction 6 states “for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries.” Please note that the Staff has taken the position that a fund may not disregard the investments of affiliated and unaffiliated underlying investment companies when determining compliance its concentration policy. Please add narrative disclosure indicating that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments.

Part C Comment

20.	Item 28(h)(3) incorporates by reference a “Master-Feeder Participation Agreement.” Please consider whether that is necessary.

Response: The participation agreement has not been incorporated by reference into the 485(b) amendment.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann